

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 28, 2016

Via E-Mail
Mark R. Stone
Chief Executive Officer
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Gores Holdings II, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 1, 2016**
> **CIK No. 377-01381**

Dear Mr. Stone:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

Summary Financial Data, Page 31

3. Please disclose the value of Class A common stock that may be redeemed in connection with your initial business combination in Summary Financial Data. We note from your disclosures on page 72 and 73 that Class A common stock subject to redemption totals $357,976,990.

Use of Proceeds, Page 66

4. You disclose in Footnote 2 that a portion of offering proceeds will be used to pay off your sponsor loan of $150,000. Please tell us how the loan payoff is reflected in your Use of Proceeds table on page 66.

Dilution, Page 72

5. It appears that your net tangible book value includes deferred issuance costs of $62,274 (page F-3). Please revise to exclude this asset from your net tangible book value.

Capitalization Table, Page 73

6. Please explain clearly in Footnote 3 how you calculated Class A common stock subject to redemption under "As Adjusted", or add a cross reference to your Use of Proceeds table on page 66.

Sources of Target Businesses, page 89

7. You state that if any officer or director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities they may need to present that opportunity to the other entity. Please revise to clarify the number of different entities to which your officers and directors have existing fiduciary or contractual obligations and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

Certain Relationships and Related Party Transactions, Page 122

8. You disclose on both page 79 and page 122 that your sponsor loan will be repaid upon the closing of the offering out of the estimated $2,000,000 of offering proceeds not held in the trust account. However, your disclosure on page 66 shows $1,100,000 of net proceeds not held in the trust account. Please advise or revise.

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff

Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
      Jennifer Bensch, Esq.